

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

November 15, 2005

via facsimile and U.S. mail

Mr. Jay M. Gratz
Executive Vice President, Chief Financial Officer
Ryerson Tull, Inc.
2621 West 15th Place
Chicago, IL 60608

       Re: **Ryerson Tull, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2004
                Filed March 22, 2005
                File No. 001-09117

Dear Mr. Gratz:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief